Filed by Forian Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Forian Inc.
SEC File No.: 333-250938

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

 FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):  February 23, 2021

HELIX TECHNOLOGIES, INC.
(Exact Name of Registrant as Specified in Charter)

Delaware	000-55722	81-4046024
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5300 DTC Parkway, Suite 300 Greenwood Village, CO	80111
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code:  (215) 309-7700

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
N/A	N/A	N/A

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

Zachary Venegas, our Chief Executive Officer (“Venegas”), Scott Ogur, our Chief Financial Officer (“Ogur”), and Helix Opportunities, LLC (“HOF” and collectively with Venegas and Ogur, the “HOF Parties”), a Delaware limited liability company and stockholder of Helix Technologies, Inc. (the “Company” or “Helix”) have informed Forian, Inc., a Delaware corporation (“Forian”), DNA Merger Sub Inc., a Delaware corporation (“Merger Sub”), and Medical Outcomes Research Analytics, LLC, a Delaware limited liability company (“MOR”) (collectively, Helix, Forian, Merger Sub and MOR are referred to herein as the “Merger Parties”) of a dispute involving a claim by Arapaho Foundation, LLC (“Arapaho”) alleging that Arapaho is entitled to an ownership interest in certain shares of the Company’s common stock (“Common Stock”) currently held by one or more of the HOF Parties (the “Dispute”). In order to induce Forian and MOR to complete the transactions contemplated by that certain Merger Agreement dated October 16, 2020, by and among the Company, Forian and Merger Sub (as amended, the “Merger Agreement”), the HOF Parties have agreed to indemnify the Merger Parties pursuant to that certain Indemnification Agreement, dated February 23, 2021, by and among the HOF Parties and the Merger Parties (the “Indemnification Agreement”).

The Indemnification Agreement provides, among other things, that the HOF Parties, jointly and severally, will indemnify and hold harmless the Merger Parties and their respective affiliates (within the meaning of the Securities Act of 1933, as amended (the “Securities Act”)), and each of the Merger Parties and their affiliates’ respective past, present and future partners, managers, members, directors, officers, agents, consultants, employees (each of the Merger Parties and such other persons or entities, excluding each of the HOF Parties, is hereinafter referred to as an “Indemnified Person”), from and against any losses, claims, damages, costs and liabilities to which such Indemnified Person may become subject, related to or arising out of, or in connection with, the Dispute and any matter or agreement arising therefrom (whether occurring before, at, or after the date hereof and whether or not such Indemnified Person is a named party) (collectively, the “Losses”) and will reimburse any Indemnified Person for all legal and other expenses in excess of $50,000, including expenses in connection with investigating, preparing, defending, paying, settling or compromising any claim, action, inquiry, proceeding or investigation arising therefrom, whether or not such Indemnified Person is a party to the Indemnification Agreement (collectively, the “Expenses”).

In addition, HOF Parties and Forian will enter into an Escrow Agreement (the “Escrow Agreement”) with a third party escrow agent (the “Escrow Agent”) pursuant to which the HOF Parties will deposit with the Escrow Agent shares of Common Stock (the “Escrow Shares”) to secure its obligations to the Indemnified Persons under the Indemnification Agreement.

Item 8.01 Other Events.

Stockholder Lawsuits

Beginning on February 16, 2021, four lawsuits were filed by purported Company stockholders (captioned Dillion v. Helix Technologies, Inc., et al., No. 1:21-cv-01365 (filed February 16, 2021 in the United States District Court for the Southern District of New York) (the “Dillion Complaint”); Baros v. Helix Technologies, Inc., et al., No. 1:21-cv-01425 (filed February 17, 2021 in the United States District Court for the Southern District of New York) (the “Baros Complaint”); Anderson v. Helix Technologies, Inc., et al., No. 1:21-cv-00464 (filed February 17, 2021 in the United States District Court for the District of Colorado) (the “Anderson Complaint”); Robinson v. Helix Technologies, Inc., et al., No. 1:21-cv-00484 (filed February 18, 2021 in the United States District Court for the District of Colorado) (the “Robinson Complaint” and together with the Dillion Complaint, Baros Complaint and the Anderson Complaint, the “Complaints”)). The Complaints were filed against (a) the Company and (b) the members of the Company’s Board (the “Individual Defendants”) and the Baros Complaint was also filed against Forian, MOR and Merger Sub. The Complaints generally allege that the defendants violated Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by, among other things, failing to disclose material information in the Proxy Statement regarding the sales process, reconciliation of certain financial projections regarding the Company certain inputs underlying Management Planning, Inc.’s financial analysis, and potential conflicts of interest of involving the Company’s insiders. The Complaints also allege the Individual Defendants (and the Baros Complaint alleges Forian, Merger Sub and MOR) violated Section 20(a) of the Exchange Act as controlling persons who had the ability to prevent the Proxy Statement from being materially false and misleading. The Complaints seek, among other things, an injunction against the consummation of the transactions contemplated by the Merger Agreement and an award of costs and expenses, including a reasonable allowance for attorneys’ and experts’ fees.

Additional Information and Where to Find It

In connection with the Business Combination, Forian filed with the SEC the registration statement, which included a document that serves as a proxy statement of Helix and a prospectus of Forian. The SEC declared the registration statement effective on February 11, 2021, and the proxy statement/prospectus/information statement was first mailed to stockholders of Helix on or about February 11, 2021. The proxy statement/prospectus described above contains important information about Helix, MOR, Forian, the proposed Business Combination and related matters. Investors and security holders are urged to read the proxy statement/prospectus carefully. Investors and security holders may obtain free copies of these documents, and other documents filed with the SEC, by Helix and Forian through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of these documents from Helix by going to Helix’s Investor Relations web page at https://helixtechnologies.com/investor-relations/

Participants in the Solicitation

The directors and executive officers of Helix may be deemed to be participants in the solicitation of proxies from the stockholders of Helix, in connection with the proposed Business Combination. Information regarding the interests of these directors and executive officers in the transaction described herein is included in the proxy statement/prospectus described above. This document is available from Helix free of charge as described in the preceding paragraph.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HELIX TECHNOLOGIES, INC.

Dated: February 24, 2021	By:	/s/ Scott Ogur
	Name:	Scott Ogur
	Title:	Chief Financial Officer